                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 13)*

                               FRESENIUS USA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, par value $.01/share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   358031 10 2
                              ---------------------
                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                                O'Melveny & Myers
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 1996
                                ----------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




------------------------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 358031 10 2

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                   (a) /X/

                                                                   (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                               18,673,324
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                     18,673,324
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 18,673,324

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        70.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      CO.
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                               Page 2 of     Pages
                                         ---

CUSIP NO. 358031 10 2

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS SECURITIES, INC., 68-0659754

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) /X/

                                                                (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                      N/A

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      CALIFORNIA

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                       -0-
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                               7,833,202
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                             -0-
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                           7,833,202
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            7,833,202

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        29.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                      CO.

--------------------------------------------------------------------------------

                               Page 3 of     Pages
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
               The Schedule 13D filed on September 18, 1987 by Fresenius Aktiengesellschaft ("FRESENIUS AG") with respect to the Common Stock, par value $0.01 per share ("COMMON STOCK"), of Fresenius USA, Inc. (formerly known as Delmed, Inc. and referred to herein as the "COMPANY"), as amended by Amendment No. 1, filed October 20, 1987, by Amendment No. 2, filed February 4, 1988, by Amendment No. 3, filed February 22, 1990, by Amendment No. 4, filed September 4, 1990 by Fresenius AG and Fresenius Securities, Inc. (formerly known as Fresenius U.S.A., Inc. and referred to herein as "FSI"), by Amendment No. 5, filed July 5, 1991, by Amendment No. 6, filed December 3, 1991, by Amendment No. 7, filed January 3, 1992, by Amendment No. 8, filed October 15, 1992, by Amendment No. 9, filed December 23, 1992, by Amendment No. 10, filed March 4, 1993, by Amendment No. 11, filed May 16, 1994 and by Amendment No. 12, filed July 1, 1994, is hereby further amended and restated with respect to the items set forth below.

Item 1.        SECURITY AND ISSUER

               This Schedule 13D relates to the Common Stock, par value $.01 per share, of Fresenius USA, Inc., formerly called Delmed, Inc., a Massachusetts Corporation.

Item 2.        IDENTITY AND BACKGROUND.

               Item 2 is amended and restated as follows:

               Fresenius AG is a corporation organized under the laws of the Federal Republic of Germany with its principal executive offices at Borkenberg 14, 61440 Oberursel/Ts, Federal Republic of Germany. Fresenius AG develops, manufactures and distributes pharmaceutical and medical systems products. Fresenius AG operates in three divisions: Dialysis Systems, Pharmaceuticals and Intensive Care. In addition, Fresenius AG's project business provides scientific and manufacturing know-how for the planning, construction and supervision of pharmaceutical and medical systems manufacturing plants and for the equipping of hospitals. Fresenius AG is also the beneficial owner of approximately 55% of the outstanding common stock of Gull Laboratories, Inc. a Utah corporation that manufactures and distributes diagnostic tests for the detection of infectious and auto-immune diseases.

               FSI is a California corporation with its principal office at 2637 Shadelands Drive, Walnut Creek, California, 94598. Until December 31, 1991, FSI was engaged in the manufacture, distribution and sale of medical products (principally hemodialysis products) manufactured by Fresenius AG and others. On December 31, 1991, FSI sold its assets, subject to liabilities, to the Company, and received 7,833,202 shares of Company Common Stock. Since that date, FSI has been engaged solely in the holding and ownership of such stock.

               Current information with respect to the members of the Supervisory Board and the Members of the Managing Board of

Fresenius AG and the directors and executive officers of FSI is set forth in Schedule A to this Amendment No. 13.

               During the past five years, none of Fresenius AG, the members of Fresenius AG's Managing Board or, to Fresenius AG's best knowledge and belief, the members of Fresenius AG's Supervisory Board, FSI and the directors and executive officers of FSI, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is amended and restated as set forth below. All figures for Company Common Stock give effect to the Company's one-for-ten reverse stock split effected on December 30, 1991.

               On October 2, 1987, Fresenius AG purchased from the Company 1,060,759 shares of Company Common Stock upon the exercise of options previously held by members of the Company's principal bank lending group, 200,000 shares of the Company's Series F Series Preferred Stock and warrants to purchase 380,080 shares of Company Common Stock. The Company Common Stock, the Series F Series Preferred Stock and the Warrants were purchased for $9,887,885, $20,000,000 and $38,008, respectively, all of which was paid from Fresenius AG's working capital, except that $3,000,000 of the purchase price for the Series F Series Preferred Stock was paid by Fresenius AG's agreement to forgive future royalties otherwise owed to Fresenius AG by the Company.

               On August 30, 1990, Fresenius AG and FSI purchased from the Company for $5,000,000 options (the "OPTIONS") to acquire, in the aggregate, 10,273,815 shares (subject to adjustments) of Company Common Stock. Of the total purchase price for the Options, $1,600,000 was paid by Fresenius AG from its working capital and $3,400,000 was paid by FSI from the proceeds of a capital contribution by Fresenius AG, which acquired such funds from its working capital.

               On December 2, 1991, Fresenius AG and FSI exercised the Options and purchased from the Company on December 31, 1991 3,046,245 and 7,833,202 shares, respectively, of Company Common Stock. The purchase price for the shares acquired by Fresenius AG was $11,900,000, which was obtained from its working capital and which was immediately applied by the Company to repay outstanding obligations of FSI (which had been assumed by the Company in connection with its acquisition of the assets and liabilities of FSI) to a subsidiary of Fresenius AG. The consideration for the shares acquired by FSI was the assets of FSI, subject to FSI's liabilities.

               On December 17, 1992, Fresenius AG purchased from the Company 1,501,235 shares of Company Common Stock for $7,600,000. The funds from the purchase were obtained from a subsidiary of Fresenius AG, which acquired such funds from its working capital. Such funds were immediately applied by the Company to repay outstanding obligations of the Company to that subsidiary. On that date, the Company also repurchased from Fresenius AG, for $20,066.67, the warrants issued to Fresenius AG in October 1987.

               On February 24, 1993, the Company issued to Fresenius AG warrants (the "1993 Warrants") to purchase 1,700,000 shares of Company Common Stock at a purchase price of $8.00 per share, subject to adjustments as provided therein. On April 15, 1994, the Company issued to Fresenius AG warrants (the "1994 Warrants") to purchase 1,062,500 shares of Company Common Stock at a purchase price of $10.5685 per share, subject to adjustments as provided therein. The 1994 Warrants are currently exercisable to purchase 50,000 shares of Company Common Stock. The consideration for the 1993 Warrants was credit support provided by Fresenius AG for certain borrowings by the Company, including borrowings made to finance the acquisition of the United States, Australia, and New Zealand renal dialysis business of Abbott Laboratories. The consideration for the 1994 Warrants was Fresenius AG's agreement to provide credit support for a line of credit which was available to the Company for use in completing and equipping its dialyzer plant in Ogden, Utah. The Company has not drawn on that line of credit, and the balance of the 1994 Warrants do not become exercisable unless the Company does so.

               On June 29, 1994, Fresenius AG purchased 352,000 shares of Company Common Stock from Medihold Limited, a Canadian corporation for $1,936,000. Fresenius AG acquired the funds for such purchase from its working capital and from the proceeds of a placement of Fresenius AG shares to financial institutions in Germany.

               In addition to the acquisitions described above, from time to time Fresenius AG has acquired beneficial ownership of additional shares of Company Common Stock pursuant to the operation of the anti-dilution provisions of the Company's Series F Series Preferred Stock owned by Fresenius AG. No consideration was paid by Fresenius AG in connection with such anti-dilution adjustments.

Item 4.        PURPOSE OF TRANSACTION.

               Item 4 is amended and restated as follows:

               Fresenius AG made its initial investment in the Company in October 1987 and acquired beneficial ownership of 49.7% of the Company Common Stock. Fresenius AG regarded its investment in the Company as an attractive business opportunity for both parties and believed the capital infusion, combined with Fresenius AG's technological know-how and the Company's manufacturing and other capabilities, would enable the Company to develop


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
successfully in dialysis solutions, intravenous solutions and related businesses.

               By 1989, the Company had experienced financial difficulties and was advised that its exclusive distribution arrangement with its sole distributor would not be renewed. On February 14, 1990, Fresenius AG and FSI entered into an Option Agreement pursuant to which they acquired the Options to increase Fresenius AG's beneficial ownership of Company Common Stock to more than 80%. Fresenius AG continued to regard its investment as an attractive business opportunity and Fresenius AG and FSI acquired the Options in order to make a cash capital infusion into the Company while giving consideration to a combination of the businesses of Fresenius AG and FSI. During the period prior to exercise of the Options, FSI become the exclusive distributor of the Company's products. The Options were exercised in December 1991, at which time the Company acquired the assets and liabilities of FSI and Fresenius became the beneficial owner of in excess of 80% of the Company Common Stock. Exercise of the Options enabled the Company to become a manufacturer and distributor of a complete range of hemodialysis and peritoneal dialysis products.

               Subsequent to the exercise of the Options, in December 1992 Fresenius AG purchased 1,501,235 shares of Company Common Stock from the Company to assist the Company in reducing its outstanding indebtedness. In June 1994, to accommodate the Company in connection with a public offering of Company Common Stock, Fresenius AG purchased shares of Company Common Stock from a shareholder who had been unable to exercise registration rights in the public offering. In 1993 and 1994 Fresenius AG acquired warrants to purchase Company Common Stock in consideration for credit support provided by Fresenius AG to the Company. Fresenius AG agreed to accept these warrants in lieu of cash consideration to enable the Company to conserve its cash for operations while providing Fresenius AG with additional participation in the long-term growth prospects of the Company.

               On February 4, 1996, Fresenius AG and W.R. Grace & Co. ("Grace") announced that they had agreed to combine the worldwide dialysis business of Fresenius AG ("FWD") with the health care business of Grace conducted by its subsidiary National Medical Care, Inc. ("NMC"). The combination will be effected pursuant to an Agreement and Plan of Reorganization between Fresenius and Grace dated as of February 4, 1996 (the "REORGANIZATION AGREEMENT").

               Pursuant to the Reorganization Agreement and a related Contribution Agreement dated as of February 4, 1996 among Fresenius AG, Steril Pharma GmbH (a wholly-owned subsidiary of Fresenius AG that will change its name to, and is hereinafter referred to as, "FRESENIUS MEDICAL CARE"), and W.R. Grace & Co.-Conn., a wholly-owned subsidiary of Grace, Fresenius AG will contribute (the "CONTRIBUTION") its worldwide dialysis business, including the capital stock of the Company held by Fresenius AG and the capital stock of FSI, to Fresenius Medical Care. The

Contribution is required to occur as soon as practicable, but in any event prior to the Effective Time (as defined in the Reorganization Agreement). In consideration of the Contribution and the merger of a wholly-owned subsidiary of Fresenius Medical Care into the Company (the "COMPANY MERGER"), Fresenius AG will be allocated a number of Fresenius Medical Care Ordinary Shares equal to 55.2% of the Fresenius Medical Care Ordinary Shares outstanding (on a fully diluted basis) upon consummation of the transactions contemplated by the Reorganization Agreement.

               The Reorganization Agreement does not specify a number or percentage of Fresenius Medical Care Ordinary Shares to be issued to the public holders of the Company's securities in the Company Merger. On February 4, 1996, Fresenius AG proposed to the Company that 3.8% of the Fresenius Medical Care shares outstanding after the closing (on a fully diluted basis), or .77 of a share of Fresenius Medical Care per share of Company Common Stock, be allocated to the public shareholders of the Company. The Company's Board of Directors has formed a special committee of independent directors (the "SPECIAL COMMITTEE") to study and negotiate the terms of the transaction on behalf of the Company and its public shareholders. The Company has announced that the Special Committee has retained counsel and will retain an independent investment banker to advise the Special Committee. Fresenius AG expects that the merger consideration to be issued to the public shareholders of the Company will be determined by negotiations with the Special Committee. Under the Reorganization Agreement, any Fresenius Medical Care Ordinary Shares issued to holders of Company Common Stock other than Fresenius AG and its subsidiaries will be deducted from the Ordinary Shares that Fresenius AG would otherwise receive, subject to certain limitations. No additional costs or expenses are to be borne by Grace, the Company, or Fresenius Medical Care as a result of the Company Merger (other than any costs and expenses for which Fresenius AG has agreed to reimburse Grace, the Company, or Fresenius Medical Care, as applicable, at the closing.

               The Reorganization Agreement also provides that Grace will spin off to its shareholders its non-health care business, together with certain healthcare assets and liabilities that will not be acquired by Fresenius Medical Care (the "GRACE DISTRIBUTION"). Prior to the Grace Distribution, Grace will also effect a recapitalization pursuant to which each holder of Grace common stock will receive shares of a newly issued class of Grace preferred stock (the "NEW GRACE PREFERRED"). The New Grace Preferred will remain outstanding after the Reorganization and holders of the New Grace Preferred will be entitled to receive certain special dividends commencing in 2002, based on operating performance criteria applicable to Fresenius Medical Care for the prior five years. Under the Reorganization Agreement, holders of Grace common stock and common stock equivalents will be allocated, in the aggregate, 44.8% of the Fresenius Medical Care Ordinary Shares Care outstanding on a fully diluted basis.

               Following the Contribution and the Grace Distribution and prior to the Effective Time, the Company Merger will be effected with the Company as the surviving corporation, and another wholly-owned subsidiary of Fresenius Medical Care will be merged into Grace, with Grace as the surviving corporation, (the "GRACE MERGER"). As a result of the Contribution, the Company Merger and the Grace Merger, Fresenius Medical Care will acquire the FWD Business (including the Company), the Company will become a wholly-owned subsidiary of Fresenius Medical Care and NMC will become an indirect wholly-owned subsidiary of Fresenius Medical Care. The Contribution, the Grace Distribution, the Company Merger and the Grace Merger, together with certain other transactions contemplated by the Reorganization Agreement, are referred to as the "REORGANIZATION". In connection with the Reorganization, Fresenius Medical Care will take the necessary steps to convert to a public Aktiengesellschaft under German law. The Fresenius Medical Care Ordinary Shares to be issued in the Reorganization will be eligible for deposit in an American Depositary Receipt ("ADR") facility for such shares.

               The obligations of Grace and Fresenius AG to consummate the Reorganization are subject to certain conditions (unless the failure of certain of such conditions to be satisfied would not have a material adverse effect on Grace, Fresenius AG and Fresenius Medical Care), including:

         - approval of the Reorganization and related transactions by the shareholders of Grace and the shareholders of Fresenius AG;

         - receipt of applicable governmental consents, including expiration of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976 and similar statutes of other countries, (and the parties have agreed to take all actions, including litigation and divestitures, necessary to obtain favorable review under such laws, taking into consideration the effect of such actions on Fresenius Medical Care);

         -     receipt of required third-party consents;

         - absence of any statute, rule, regulation, judgment, decree, injunction or other order prohibiting the Reorganization and related transactions;

         - effectiveness of Registration Statements under the Securities Act of 1933, as amended (the "SECURITIES ACT"), with respect to the Fresenius Medical Care Ordinary Shares to be issued in the Reorganization and the ADRs evidencing such shares and the effectiveness of other registration statements under the Securities Act or the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), required to effect certain of the transactions contemplated by the Reorganization Agreement;


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
         - listing of the ADRs on the New York Stock Exchange or the inclusion of the ADRs in the NASDAQ Stock Market;

         -     consummation of the Grace Distribution; and

         - receipt of the financing necessary to consummate the Reorganization and related transactions, on terms satisfactory to Fresenius AG and Grace.

               The Reorganization Agreement contains representations, warranties and covenants by Grace and Fresenius AG. The Company is not a party to the Reorganization Agreement, and the Special Committee has not passed on the terms of the Reorganization Agreement. Pursuant to the Reorganization Agreement, Fresenius AG has covenanted that, as between Fresenius AG and Grace, Fresenius AG shall cause the Company's Board of Directors to adopt, approve, and ratify the Reorganization Agreement and certain related agreements and to submit the Company Merger to a vote of the Company's shareholders. The Reorganization Agreement also provides, however, that nothing in the foregoing provisions shall be construed to prevent the Special Committee from making a determination with respect to the adequacy of the consideration to be issued to the shareholders of the Company (other than Fresenius AG) and the entire fairness of the Reorganization to the Company's shareholders, consistent with their fiduciary duties.

               In the Reorganization Agreement, Fresenius AG has agreed with Grace that the Company will become a wholly-owned subsidiary of Fresenius Medical Care and Fresenius AG has agreed with Grace that Fresenius AG will vote its shares in the Company in favor of the Company Merger. For that purpose, Fresenius AG intends to consider conversion of (or, if the Contribution has occurred, causing Fresenius Medical Care to convert) the 200,000 shares of Series F Series Preferred Stock of the Company owned by Fresenius AG into 3,129,883 shares of Common Stock issuable upon such conversion. Such 3,129,883 shares, when added to the shares of Common Stock presently held by Fresenius AG and FSI, would represent more than 68% of the shares of Company Common Stock outstanding on the date of this Amendment No. 13, and would be sufficient to approve the Company Merger under applicable Massachusetts law if a vote on the Company Merger were held on this date. Although Fresenius AG does not have any present plans or intentions to purchase additional Company Common Stock, it reserves the right to do so if an appropriate investment opportunity is presented to it. As previously disclosed in Amendment No. 12 to this Schedule 13D, the Supervisory Board of Fresenius AG has authorized the expenditure of up to $10,000,000 for such purchases, of which $1,936,000 has been spent on the purchase of the "Medihold Shares" as described in Amendment No. 12. In addition to conversion of its Series F Series Preferred Stock, any such purchases, if made, may be made in open market transactions, in private purchases or pursuant to the exercise of warrants to purchase Company Common Stock owned by Fresenius AG.

               Fresenius AG has entered into the Reorganization Agreement in order to combine its experience in developing and manufacturing products for all forms of dialysis treatment with NMC's expertise in patient treatment. Fresenius AG believes that combining FWD and NMC will enhance quality in dialysis treatment and will generate further improvements in patient care. Fresenius AG also believes that the vertical integration of the FWD business and the NMC business will position Fresenius Medical Care to compete effectively in a health care environment that is increasingly dominated by managed care programs, and thereby ensure future success and growth, all of which will be in the best interests of Fresenius AG, the Company, Grace and their respective shareholders.

               Except as set forth in this Item 4 of this Amendment No. 13, Fresenius AG (and, to its knowledge, the members of the Supervisory Board and Managing Board of Fresenius AG) and FSI (and, to FSI's knowledge, the directors and officers of FSI) have no plans or proposals that relate to or would result in the occurrence of any of the transactions or events described in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is amended and restated as follows:

               FSI is a wholly-owned subsidiary of Fresenius AG, the shares of Company Common Stock owned of record by FSI may be deemed to be beneficially owned by Fresenius AG. Based on 21,464,874 shares of Company Common Stock outstanding at December 31, 1995, Fresenius AG may presently be deemed to be the beneficial owner of 18,673,324 shares of Company Common Stock, or approximately 70.9% of the outstanding Common Stock determined in accordance with Rule 13d-3(d) under the Exchange Act. Of such 18,673,324 shares, 5,960,239 shares are presently owned of record and beneficially by Fresenius AG, 7,833,202 shares are owned of record by FSI and may be deemed beneficially owned by Fresenius AG, 3,129,883 shares are issuable to Fresenius AG upon conversion of the Series F Series Preferred Stock held by Fresenius AG, 1,700,000 shares are issuable to Fresenius AG upon exercise of the 1993 Warrants and 50,000 shares are issuable to Fresenius AG upon exercise of the 1994 Warrants. Such 18,673,324 shares do not include 1,012,500 additional shares which may become issuable upon exercise of the 1994 Warrants in accordance with the provisions of such warrants. Fresenius AG has sole voting and sole dispositive power over all such shares.

               At the date of this Amendment No. 13, the following officers of FSI (each of whom is also on officer of the Company and each of whom acquired beneficial ownership of his shares in connection with his employment by the Company) also beneficially own shares of Company Common Stock as follows:

BENEFICIAL OWNER           NO. OF SHARES          NATURE OF BENEFICIAL OWNERSHIP
----------------           -------------          ------------------------------
Dr. Ben J. Lipps              500,000             80,000 shares owned
                                                  beneficially and of record and
                                                  420,000 shares subject to
                                                  presently exercisable options.

Heinz Schmidt                  34,000             34,000 shares subject to
                                                  presently exercisable options.

Scott Walker                   34,500             500 shares owned beneficially
                                                  and of record; 34,000 shares
                                                  subject to presently
                                                  exercisable options.

               Fresenius AG disclaims any beneficial interest in any of the shares beneficially owned by the persons named in the foregoing table.

               Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) and FSI (and, to the best of its knowledge, its directors and executive officers) do not own or have any right to acquire, directly or indirectly, any shares of Company Common Stock or Preferred Stock and, except as described herein, none of such persons has effected any transaction in Company Common Stock or Preferred Stock in the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               For a description of the Reorganization Agreement and Contribution Agreement, including certain agreements of Fresenius AG with respect to the voting of the Company stock held by it, see Item 4. The descriptions of Reorganization Agreement and the Contribution Agreement contained in this Amendment No. 13 are qualified in their entirety by the provisions of such documents, which have been filed as Exhibits to this Amendment No. 13.

               For additional information with respect to this Item, reference is made to the agreements listed in Item 7 of this Amendment No. 13.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is amended and restated as follows. Only Exhibits 15 and 16 are being filed with this Amendment No. 13.

               Exhibit 1 Preferred Stock and Warrant Purchase Agreement dated as of September 8, 1987 between Delmed, Inc. and Fresenius AG.

               Exhibit 2 Amendment dated October 2, 1987 to Preferred Stock and Warrant Purchase Agreement dated as of September 8, 1987.

               Exhibit 3 Option Agreement dated as of February 14, 1990 among Delmed, Inc., Fresenius AG and Fresenius U.S.A., Inc. (Incorporated by reference to Exhibit (c) to the Current Report on Form 8-K dated February 15, 1990 of Delmed, Inc.

               Exhibit 4 Agreement between Fresenius AG and Fresenius U.S.A., Inc. regarding the filing of a joint
                                   Schedule 13D.

               Exhibit 5 Amendment No. 1 to Option Agreement among Fresenius AG, Fresenius Securities, Inc. and Fresenius USA, Inc.

               Exhibit 6 Stock Purchase and Warrant Repurchase Agreement dated September 25, 1992 between Fresenius AG and Fresenius USA, Inc.

               Exhibit 7 Common Stock Purchase Warrant of Fresenius USA, Inc. dated February 24, 1993.

               Exhibit 8 Registration Agreement dated as of February 24, 1993 between Fresenius USA, Inc. and Fresenius AG.

               Exhibit 9. Common Stock Purchase Warrant dated April 15, 1994. Incorporated by reference to Exhibit
                                   10.16 to the Company's Registration Statement on Form S-1 (Registration No. 33-78422) filed on May 3, 1994.

               Exhibit 10. Letters dated February 9, 1994 and April 1994 from Fresenius AG and FSI to the Company relating to voting of the Preferred Stock and Common Stock held by them.

               Exhibit 11. Agreement dated April 15, 1994 amending the Registration Agreement among Fresenius AG, FSI and the Company. Incorporated by reference to Exhibit 10.7.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-78422) filed on May 3, 1994.

               Exhibit 12. Letter Agreements dated April 22, 1994 from Fresenius AG, Fresenius Securities, Inc., Ben Lipps, Heinz Schmidt and Scott

                                   Walker undertaking to refrain from disposing of Common Stock of the Company.

               Exhibit 13. Stock Purchase Agreement dated as of June 29, 1994 between Fresenius AG and Medihold Limited.

               Exhibit 14. Letter Agreement dated June 29, 1994 amending the Registration Agreement among Fresenius AG, Fresenius Securities, Inc. and the Company.

               Exhibit 15 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Filed herewith)

               Exhibit 16 Contribution Agreement dated as of February 4, 1996 among Fresenius AG, Steril Pharma GMBH and W.R. Grace & Co.-Conn. (Filed herewith)

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 1996                 FRESENIUS AKTIENGESELLSCHAFT

                                        By:  /s/ Gerd Krick
                                             ------------------------------
                                             Gerd Krick
                                             Managing Director

                                        By:  /s/ Mathias Klingler
                                             ------------------------------
                                             Mathias Klingler
                                             Managing Director

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 6, 1996                 FRESENIUS SECURITIES, INC.



                                        By:  /s/ Ben Lipps
                                             ------------------------------
                                             Dr. Ben J. Lipps
                                             President

                                   SCHEDULE A

               The members of Fresenius AG's Supervisory Board and Managing Board, their present principal occupations or employment (including the name, principal business and address of any such employer), their citizenship and their business and/or residence addresses are set forth below. All members of the Supervisory Board and Managing Board listed on Schedule A are German citizens.

MEMBERS OF SUPERVISORY BOARD

Dr. Alfred Stiefenhofer
Chairman of Supervisory Board
Attorney, Norr, Stiefenhofer & Lutz (law firm)
Brienner Stra(beta)e 28, 80333
Munchen, Germany

Hans Kroner
Honorary Chairman of the Supervisory Board of Fresenius AG and
Retired Chairman of the Managing Board of Fresenius AG
Am Rabenstein 23, 61350 Bad Homburg v.d.H., Germany

Wolfgang Rietzschel
Member of Works Council
Herzbergstrasse 33, 61350 Bad Homburg v.d.H., Germany

Christel Neumann
Deputy Member of Works Council
Muhlweg 20, 97525 Schwebheim, Germany

Vera Kluge
Labor Union Representative
c/o IG Chemie-Papier-Keramik Bereich Hessen
Wilh.-Leuschner Stra(beta)e 69-77, 60329 Frankfurt/Main, Germany

Arnold Danneck
Member of Works Council
In Matzenecken 6, 66636 Tholey, Germany

Dr. Oswald Jacobi
Doctor of Medicine
Sandmuhle 75, 55262 Heidesheim, Germany

Ulrich Mattik
Labor Union Representative
In der Steinriede 4, 30161 Hannover, Germany

Friedrich Meyer
Sales Manager
Usinger Stra(beta)e 16, 61273 Wehrheim, Germany

Hans-Peter Sattele
Member of the Managing Board
         of Westdeutsche Landesbank Girozentrale
Westdeutsche Landesbank Girozentrale
Herzogstrasse 15, 40217 Dusseldorf, Germany


                                   Sch. A-1

Dr. Manfred Schaudwet
Executive Manager of Dresdner Bank AG
Dresdner Bank AG
Jurgen-Ponto-Platz 1, 60329 Frankfurt/Main, Germany

Dr. Karl Schneider
Retired Chairman of the Executive Board
Suedzucker AG
Maximilianstrasse 10, 68045 Mannheim, Germany

MEMBERS OF THE MANAGING BOARD

Dr. Gerd Krick
Chairman of the Managing Board
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany

Mathias R. Klingler
Member of the Managing Board and
         Head of Medical Systems Division
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany

Gerhard Franz Krammer
Member of the Managing Board and
         Head of Critical Care and Diagnostics Division
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany

Dr. Matthias Schmidt
Member of the Managing Board and
         Head of Pharmaceutical Division
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany

Udo Werle
Member of the Managing Board and
         Head of Finance, Administration and Personnel Matters
Fresenius AG
Borkenberg 14, 61440 Oberursel, Germany

The directors and executive officers of Fresenius Securities, Inc. their present principal occupations or employment (including the name, principal business and address of any such employer) and their business or residence addresses are set forth below. Dr. Krick and Dr. Polaschegg are German citizens. Dr. Lipps and Messrs. Schmidt and Walker are US citizens, and their business address is 2637 Shadelands Drive, Walnut Creek, California 94598.


                                    Sch. A-2

DIRECTORS

Dr. Gerd Krick
Chairman of the Managing Board
Fresenius AG
Borkenberg 14
Oberusel 61440/Ts
Germany

Dr. Hans Polaschegg
Consultant to Fresenius AG
Borkenberg 14
Oberusel 61440/Ts
Germany

EXECUTIVE OFFICERS

Dr. Ben Lipps
President, Fresenius USA, Inc.

Heinz Schmidt
Vice President-Finance, Fresenius USA, Inc.

Scott Walker
Vice President - Regulatory Affairs, Fresenius USA, Inc.


                                    Sch. A-3

                                EXHIBIT INDEX
                               ---------------

               Exhibit No.         Description
               -----------         -----------


               Exhibit 1 Preferred Stock and Warrant Purchase Agreement dated as of September 8, 1987 between Delmed, Inc. and Fresenius AG.

               Exhibit 2 Amendment dated October 2, 1987 to Preferred Stock and Warrant Purchase Agreement dated as of September 8, 1987.

               Exhibit 3 Option Agreement dated as of February 14, 1990 among Delmed, Inc., Fresenius AG and Fresenius U.S.A., Inc. (Incorporated by reference to Exhibit (c) to the Current Report on Form 8-K dated February 15, 1990 of Delmed, Inc.

               Exhibit 4 Agreement between Fresenius AG and Fresenius U.S.A., Inc. regarding the filing of a joint
                                   Schedule 13D.

               Exhibit 5 Amendment No. 1 to Option Agreement among Fresenius AG, Fresenius Securities, Inc. and Fresenius USA, Inc.

               Exhibit 6 Stock Purchase and Warrant Repurchase Agreement dated September 25, 1992 between Fresenius AG and Fresenius USA, Inc.

               Exhibit 7 Common Stock Purchase Warrant of Fresenius USA, Inc. dated February 24, 1993.

               Exhibit 8 Registration Agreement dated as of February 24, 1993 between Fresenius USA, Inc. and Fresenius AG.

               Exhibit 9. Common Stock Purchase Warrant dated April 15, 1994. Incorporated by reference to Exhibit
                                   10.16 to the Company's Registration Statement on Form S-1 (Registration No. 33-78422) filed on May 3, 1994.

               Exhibit 10. Letters dated February 9, 1994 and April 1994 from Fresenius AG and FSI to the Company relating to voting of the Preferred Stock and Common Stock held by them.

               Exhibit 11. Agreement dated April 15, 1994 amending the Registration Agreement among Fresenius AG, FSI and the Company. Incorporated by reference to Exhibit 10.7.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-78422) filed on May 3, 1994.

               Exhibit 12. Letter Agreements dated April 22, 1994 from Fresenius AG, Fresenius Securities, Inc., Ben Lipps, Heinz Schmidt and Scott

                                   Walker undertaking to refrain from disposing of Common Stock of the Company.

               Exhibit 13. Stock Purchase Agreement dated as of June 29, 1994 between Fresenius AG and Medihold Limited.

               Exhibit 14. Letter Agreement dated June 29, 1994 amending the Registration Agreement among Fresenius AG, Fresenius Securities, Inc. and the Company.

               Exhibit 15 Agreement and Plan of Reorganization dated as of February 4, 1996 between W.R. Grace & Co. and Fresenius AG. (Filed herewith)

               Exhibit 16 Contribution Agreement dated as of February 4, 1996 among Fresenius AG, Steril Pharma GMBH and W.R. Grace & Co.-Conn. (Filed herewith)